UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

Commission File Number: 001-33869

STAR BULK CARRIERS CORP.
(Translation of registrant's name into English)

Star Bulk Carriers Corp.
c/o Star Bulk Management Inc.
40 Agiou Konstantinou Street,
15124 Maroussi,
Athens, Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached as Exhibit 99.1 to this Form 6-K is a Management's Discussion and Analysis of Financial Condition and Results of Operations and the unaudited interim condensed consolidated financial statements of Star Bulk Carriers Corp. (the "Company") as of and for the three months ended March 31, 2021 and 2022.
Attached as Exhibit 99.2 to this Form 6-K is a copy of the Company's press release (the "Press Release") announcing its unaudited financial and operating results for the Company's first quarter of 2022, which was issued on May 24, 2022.
The information contained in Exhibit 99.1 of this Form 6-K is hereby incorporated by reference into the registrant's Registration Statements on Form F-3 (File Nos. 333-264226, 333-232765, 333-234125 and 333-252808) and Registration Statement on Form S-8 (File No. 333-176922), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.
CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING INFORMATION
This Form 6-K, and the documents to which the Company refers in this Form 6-K, as well as information included in oral statements or other written statements made or to be made by the Company, contain "forward-looking statements," within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Exchange Act, with respect to our financial condition, results of operations and business and our expectations or beliefs concerning future events. Words such as, but not limited to, "believe," "expect," "anticipate," "estimate," "intend," "plan," "targets," "projects," "likely," "would," "could" and similar expressions or phrases may identify forward-looking statements.
All forward-looking statements involve risks and uncertainties. The occurrence of the events described, and the achievement of the expected results, depend on many events, some or all of which are not predictable or within our control. Actual results may differ materially from expected results.
In addition, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include:
•	general dry bulk shipping market conditions, including fluctuations in charter rates and vessel values;
•	the strength of world economies;
•	the stability of Europe and the Euro;
•
fluctuations in currencies, interest rates and foreign exchange rates, and the impact of the discontinuance of the London Interbank Offered Rate for US Dollars, or LIBOR, after June 30, 2023 on any of our debt referencing LIBOR in the interest rate;

•	business disruptions due to natural and other disasters or otherwise, such as the ongoing novel coronavirus ("COVID-19") pandemic;
•	the length and severity of epidemics and pandemics, including COVID-19 and its impact on the demand for seaborne transportation in the dry bulk sector;
•	changes in supply and demand in the dry bulk shipping industry, including the market for our vessels and the number of newbuildings under construction;
•	the potential for technological innovation in the sector in which we operate and any corresponding reduction in the value of our vessels or the charter income derived therefrom;
•	changes in our operating expenses, including bunker prices, dry docking, crewing and insurance costs;
•	changes in governmental rules and regulations or actions taken by regulatory authorities;
•	potential liability from pending or future litigation and potential costs due to environmental damage and vessel collisions;

•
the impact of increasing scrutiny and changing expectations from investors, lenders, charterers and other market participants with respect to our Environmental, Social and Governance ("ESG") practices;

•
our ability to carry out our ESG initiatives and thereby meet our ESG goals and targets including as set forth under Item 4. Information on the Company—B. Business Overview—Our ESG Performance in the Company's annual report on Form 20-F for the fiscal year ended 2021;

•
new environmental regulations and restrictions, whether at a global level stipulated by the International Maritime Organization, and/or regional/national imposed by regional authorities such as the European Union or individual countries;

•	potential cyber-attacks which may disrupt our business operations;
•	general domestic and international political conditions or events, including "trade wars" and the recent conflicts between Russia and Ukraine;
•	the impact on our common shares and reputation if our vessels were to call on ports located in countries that are subject to restrictions imposed by the U.S. or other governments;
•
our ability to successfully compete for, enter into and deliver our vessels under time charters or other employment arrangements for our existing vessels after our current charters expire and our ability to earn income in the spot market;

•
potential physical disruption of shipping routes due to accidents, climate-related reasons (acute and chronic), political events, public health threats, international hostilities and instability, piracy or acts by terrorists;

•	the availability of financing and refinancing;
•	the failure of our contract counterparties to meet their obligations;
•	our ability to meet requirements for additional capital and financing to grow our business;
•	the impact of our indebtedness and the compliance with the covenants included in our debt agreements;
•	vessel breakdowns and instances of off-hire;
•	potential exposure or loss from investment in derivative instruments;
•	potential conflicts of interest involving our Chief Executive Officer, his family and other members of our senior management;
•	our ability to complete acquisition transactions as and when planned and upon the expected terms;
•	the impact of port or canal congestion or disruptions; and
•	the risk factors and other factors referred to in the Company's reports filed with or furnished to the U.S. Securities and Exchange Commission ("SEC").

Consequently, all of the forward-looking statements we make in this document are qualified by the information contained or referred to herein, including, but not limited to, (i) the information contained under this heading and (ii) the information disclosed in the Company's annual report on Form 20-F for the fiscal year ended 2021, filed with the SEC on March 15, 2022.
You should carefully consider the cautionary statements contained or referred to in this section in connection with any subsequent written or oral forward-looking statements that may be issued by us or persons acting on our behalf. Except as required by law, the Company undertakes no obligation to update any of these forward-looking statements.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: May 24, 2022
COMPANY NAME

By:	/s/ Simos Spyrou
	Name:	Simos Spyrou
	Title:	Co-Chief Financial Officer

Exhibit Number	Description

99.1
Management's Discussion and Analysis of Financial Condition and Results of Operations and our unaudited interim condensed consolidated financial statements of the Company as of and for the three months ended March 31, 2021 and 2022.

99.2	Press Release dated May 24, 2022.